Exhibit 99.3

Mereo BioPharma Reports Interim Financial Results for the Six Months Ended June 30, 2023 and Provides Corporate Update

London, September 7, 2023 - Mereo BioPharma Group plc (NASDAQ: MREO) (“Mereo” or the “Company”), a clinical-stage biopharmaceutical company focused on rare diseases, today announced its unaudited interim financial results for the six months ended June 30, 2023 and provided an update on recent corporate highlights.

“The first half of 2023 was highlighted by significant updates on each of our lead rare disease programs, as we announced, alongside our partner Ultragenyx, positive data from the dose-selection Phase 2 portion of the Phase 2/3 Orbit study of setrusumab in osteogenesis imperfecta (OI), and we received regulatory guidance around the pivotal study design for alvelestat in Alpha-1 Antitrypsin Deficiency-Associated Lung Disease (AATD-LD),” said Dr. Denise Scots-Knight, Chief Executive Officer of Mereo. “With the two Phase 3 setrusumab studies underway, which triggered a $9 million milestone payment from Ultragenyx, and with continued progress being made on the alvelestat program, we believe we are well positioned with several important potentially value creating inflection points expected in the coming quarters. With cash and short-term deposits of $53.1 million (£42.1 million) as of June 30, 2023, and with the subsequent milestone payment from our partner Ultragenyx, plus the sale of common stock under our at-the-market offering program, we continue to expect that we have sufficient runway to fund operations into 2026.”

First Half 2023 Highlights, Recent Developments and Anticipated Milestones

Setrusumab (UX143)

•

With our partner Ultragenyx, we reported positive data from the Phase 2 portion of the Phase 2/3 Orbit study of setrusumab in OI patients aged five to <26 years old. Setrusumab demonstrated statistically significant increases in levels of serum P1NP, a sensitive marker of bone formation, and a substantial and significant improvement in bone mineral density (BMD) by 3 months in these pediatric patients. All 24 patients are now enrolled in a Phase 2 open-label extension study, with additional data expected to be shared by Ultragenyx in mid-October 2023.

•

Ultragenyx dosed the first patients in both registrational trials evaluating setrusumab in pediatric and young adult patients with OI – the Phase 3 portion of the Orbit study in patients aged 5 to <26 years old and the Phase 3 Cosmic study in patients aged 2 to <7 years old.

•

The IMPACT Survey, a research initiative led by the Osteogenesis Imperfecta Federation Europe (OIFE), the OI Foundation and Mereo exploring the impact of OI on people’s lives, will publish additional data over the next several months. The survey was designed to capture data supporting the availability of potential future treatments for OI.

Alvelestat (MPH-966)

•

We received clear guidance from the U.S. Food and Drug Administration (FDA) and European Medicines Agency (EMA) that a single, global, 12-18 month placebo-controlled Phase 3 study in approximately 200 patients, if successful, could be sufficient to support full marketing approvals of alvelestat for AATD-LD in both the United States (U.S.) and European Union (EU).

•

The independent primary endpoints of the proposed Phase 3 study are the change in a Patient-Reported Outcome (PRO) as guided by the FDA, which is proposed to be the St. George’s Respiratory Questionnaire (SGRQ) Activity domain, and change in lung density measured by CT scan, as guided by the EMA.

•	Two abstracts were presented in an oral and a poster session, respectively, at the American Thoracic Society (ATS) 2023 annual meeting in May 2023.

•

Data from the ongoing placebo-controlled Phase 2 investigator-led study in AATD-LD (ATALANTa), studying the 120mg dose of alvelestat including in patients who may be on augmentation therapy, is expected in the coming weeks.

Etigilimab (MPH-313)

•

The Phase 1b portion of the ACTIVATE open-label trial investigating etigilimab (anti-TIGIT) in combination with nivolumab has been completed. The basket study enrolled 76 patients in a range of tumor types not typically responsive to anti-PD(L)-1 monotherapy including gynecologic and rare tumors. Preliminary efficacy data, showing that some patients achieved clinical benefit associated with prolonged duration on study, supports continued evaluation in tumor types not typically responsive to anti-PD(L)1 monotherapy.

•

An abstract entitled “Safety and efficacy of etigilimab with nivolumab in select recurrent/advanced solid tumors” has been accepted for a mini-oral presentation at the upcoming European Society for Medical Oncology (ESMO) Annual Meeting, being held October 20-24, 2023 in Madrid, Spain.

•

Etigilimab, in combination with nivolumab, is also being studied in an ongoing investigator-led single-arm, two-stage, open-label Phase 1b/2 trial in a subtype of platinum-resistant recurrent ovarian cancer (clear cell ovarian cancer) at The MD Anderson Cancer Center, financed by the Cancer Focus Fund with the next stage being the expected expansion of enrollment from the initial 10 patients to 20 patients.

First Half 2023 Financial Results

Revenue was £7.1 million ($9.0 million) for the six months ended June 30, 2023, representing a one-time milestone payment upon dosing of the first patient in the Phase 3 portion of the Orbit study in patients aged five to under 26 in accordance with the collaboration and license agreement with Ultragenyx. This payment was received in July 2023.

Total research and development expenses decreased by £5.4 million, or 41%, from £13.3 million for the six months ended June 30, 2022 to £7.9 million for the six months ended June 30, 2023. R&D expenses relating to etigilimab decreased by £4.4 million. The decrease was primarily due to the winding down of the open label Phase 1b/2 basket study in combination with an anti-PD-1 in a range of tumor types. R&D expenses relating to alvelestat decreased by £0.9 million. R&D expenses for the six-month periods ended June 30, 2023 and 2022 were primarily related to activities associated with the preparation for the Phase 3 study of alvelestat including CMC and drug formulation activities, and costs associated with the completion of the Phase 2 proof-of-concept study in AATD-LD, respectively. R&D expenses relating to setrusumab decreased by £0.4 million due to timing of activities.

Administrative expenses increased by £0.7 million, or 8%, from £8.8 million for the six months ended June 30, 2022 to £9.5 million for the six months ended June 30, 2023. This increase was principally due to professional fees associated with various corporate transactions in the period.

Net loss attributable to equity holders for the six months ended June 30, 2023 was £11.0 million, compared to £19.2 million during the comparable period in 2022, primarily reflecting an operating loss of £9.9 million and net foreign exchange loss of £1.4 million.

As of June 30, 2023, the Company had cash and short-term deposits of £42.1 million ($53.1 million). In July 2023, the Company received a $9.0 million (£7.1 million) milestone payment from its partner, Ultragenyx and gross proceeds of $12.0 million (£9.3 million) through an “at-the-market” offering pursuant to an Open Market Sale Agreement with Jefferies LLC.

The Company’s guidance remains unchanged at this point, and it continues to expect that its existing cash and short-term deposits will enable it to fund its currently committed clinical trials, operating expenses and capital expenditure requirements into 2026.

Total ordinary shares outstanding at August 31, 2023 were 701,217,089. Total ADS equivalents at August 31, 2023 were 140,176,617, with each ADS representing five ordinary shares of the Company.

About Mereo BioPharma

Mereo BioPharma is a biopharmaceutical company focused on the development of innovative therapeutics for rare diseases. The Company has two rare disease product candidates, setrusumab for the treatment of osteogenesis imperfecta (OI) and alvelestat primarily for the treatment of severe alpha-1-antitrypsin deficiency-associated lung disease (AATD-LD). The Company’s partner, Ultragenyx Pharmaceutical, Inc., has initiated a pivotal Phase 2/3 pediatric study in young adults (5 to <26 years old) for setrusumab in OI and a Phase 3 study in pediatric patients (2 to <7 years old) in the first half of 2023. The partnership with Ultragenyx includes potential milestone payments of up to $245 million (following the recent $9 million milestone) and royalties to Mereo on commercial sales in Ultragenyx territories. Mereo has retained EU and UK commercial rights and will pay Ultragenyx royalties on commercial sales in those territories. Setrusumab has received orphan designation for osteogenesis imperfecta from the EMA and FDA, PRIME designation from the EMA and has pediatric disease designation from the FDA. Alvelestat has received U.S. Orphan Drug Designation for the treatment of AATD, Fast Track designation from the FDA, and positive data were reported from a Phase 2 proof-of-concept study in North America, Europe and the UK. In addition to the rare disease programs, Mereo has two oncology product candidates in clinical development. Etigilimab (anti-TIGIT) has completed a Phase 1b/2 basket study evaluating its safety and efficacy in combination with an anti-PD-1 in a range of tumor types including three rare tumors and three gynecological carcinomas—cervical, ovarian, and endometrial and is an ongoing Phase 1b/2 investigator led study at the MD Anderson Cancer Center in clear cell ovarian cancer; Navicixizumab, for the treatment of late line ovarian cancer, has completed a Phase 1 study and has been partnered with OncXerna Therapeutics, Inc. in a global licensing agreement that includes payments of up to $300 million in milestones and royalties.

Forward-Looking Statements

This press release contains “forward-looking statements,” including the Company’s expectations regarding its proposed Phase 3 study evaluating a single dose of alvelestat versus placebo, the expectations regarding a study in pediatric patients evaluating setrusumab, and the Company’s pipeline of product candidates. All statements other than statements of historical fact contained in this press release are forward-looking statements within the meaning of Section 27A of the U.S Securities Act of 1933, as amended, and Section 21E of the U.S Securities Exchange Act of 1934, as amended. Forward-looking statements usually relate to future events and anticipated revenues, earnings, cash flows or other aspects of our operations or operating results. Forward-looking statements are often identified by the words “believe,” “expect,” “anticipate,” “plan,” “intend,” “foresee,” “should,” “would,” “could,” “may,” “estimate,” “outlook” and similar expressions, including the negative thereof. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based on the Company’s current expectations, beliefs and assumptions concerning future developments and business conditions and their potential effect on the Company. While management believes that these forward-looking statements are reasonable as and when made, there can be no assurance that future developments affecting the Company will be those that it anticipates. All of the Company’s forward-looking statements involve known and unknown risks and uncertainties some of which are significant or beyond its control and assumptions that could cause actual results to differ materially from the Company’s historical experience and its present expectations or projections. Such risks and uncertainties include, among others, the uncertainties inherent in the clinical development process; the Company’s reliance on third parties to conduct and provide funding for its clinical trials; the Company’s dependence on enrolment of patients in its clinical trials; and the Company’s dependence on its key executives. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the Company’s business, including those described in the “Risk Factors” section of its latest Annual Report on Form 20-F, reports on Form 6-K and other documents furnished or filed from time to time by the Company with the Securities and Exchange Commission. The Company wishes to caution you not to place undue reliance on any forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to publicly update or revise any of our forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise, except to the extent required by law.

Mereo BioPharma Contacts:

Mereo	+44 (0)333 023 7300

Denise Scots-Knight, Chief Executive Officer

Christine Fox, Chief Financial Officer

Burns McClellan (Investor Relations Adviser to Mereo)	+01 646 930 4406

Lee Roth

Investors	investors@mereobiopharma.com

Consolidated Statements of Comprehensive Loss

	Six months ended June 30, 2023 £’000	Six months ended June 30, 2022 £’000
Revenue	7,128	—
Cost of revenue	(2,455)	352
Research and development expenses	(7,898)	(13,322)
Administrative expenses	(9,548)	(8,840)
Other operating income	2,864	—

Operating loss	(9,909)	(21,810)

Finance income	550	173
Finance costs	(1,498)	(1,859)
Changes in the fair value of financial instruments	365	1,210
Net foreign exchange (loss)/gain	(1,445)	1,582
Other income	—	811

Loss before tax	(11,937)	(19,893)

Taxation	907	735

Loss for the period, attributable to equity holders of the parent	(11,030)	(19,158)

Items that may be reclassified subsequently to profit or loss:
Currency translation of foreign operations	1,493	(1,775)

Total comprehensive loss for the period, attributable to equity holders of the parent	(9,537)	(20,933)

Basic loss per share for the period (in £)	(0.02)	(0.03)
Diluted loss per share for the period (in £)	(0.02)	(0.03)

Consolidated Balance Sheets

	June 30, 2023 £’000	December 31, 2022 £’000
Assets
Non-current assets
Property, plant and equipment	1,565	1,831
Intangible assets	24,845	24,116

	26,410	25,947

Current assets
Prepayments	1,376	3,125
R&D tax credits	2,203	1,296
Other taxes receivable	643	614
Trade and other receivables	7,893	762
Cash and short-term deposits	42,113	56,334

	54,228	62,131

Total assets	80,638	88,078

Equity and liabilities
Non-current liabilities
Provisions	411	—
Convertible loan notes	3,665	—
Warrant liability	166	129
Lease liability	973	1,222
Other liabilities	220	182

	5,435	1,533

Current liabilities
Trade and other payables	1,911	3,078
Accruals	4,786	4,491
Provisions	4,701	4,822
Convertible loan notes	4,186	11,085
Warrant liability	—	402
Lease liability	488	466
Other liabilities	1,386	333

	17,458	24,677

Total liabilities	22,893	26,210

Net assets	57,745	61,868

Equity
Issued capital	1,930	1,875
Share premium	257,343	254,303
Other capital reserves	134,999	132,680
Employee Benefit Trust shares	(1,058)	(1,058)
Other reserves	7,401	7,401
Accumulated losses	(342,194)	(331,164)
Translation reserve	(676)	(2,169)

Total equity	57,745	61,868